Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (972) 605-6033

Michael H. Jordan, Chief Executive Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024

  Re: Electronic Data Systems Corporation
     Definitive 14A
     Filed March 8, 2007
     File No. 001-11779

Dear Mr. Jordan:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Non-Employee Director Summary Compensation Table, page 18

1. Please reference the assumptions made in calculating the valuations using FAS 123R. Refer to the Instruction to Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 19

Executive Compensation Program Objectives, page 19

2. Please identify the comparable companies against which you set your benchmarks for total compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

3. To the extent the CBC considered other factors in addition to the awarding of compensation on the basis of an identified percentile for the comparable companies, please expand your disclosure to discuss how the CBC determined the amounts awarded for each element of compensation. For example, you state on page 19 that you structure your annual bonus and long-term incentive programs to pay above the 50th percentile of the comparator groups when EDS exceeds such goals and below the 50th percentile when these goals are not achieved. Yet you provide little, if any, analysis of how company results compared to the comparator group and how that influenced the CBC's determination of the forms and levels of incentive compensation. Refer to Item 402(b)(1) of Regulation S-K.

Role of the CBC and Management in Executive Compensation, page 19

4. Please expand the disclosure relating to the engagements of Mercer Human Resource Consulting and Towers Perrin to include a complete description of the nature and scope of their assignments. See Item 407(e)(3)(iii) of Regulation S-K. In addition, to the extent the consultants maintain[ed] multiple business relationships with the company, please disclose this and describe how the functions of the consultants differed depending on the capacity in which the Committee or the company engaged them.

Elements of Executive Compensation, page 20

5. Please provide appropriate disclosure addressing the Committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program. Analyze the extent

to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

6. To the extent you correlate your incentive programs with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments, how structure incentive bonuses around such individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please see Items 402(b)(2)(vi)-(vii) of Regulation S-K. If the Committee's consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

Annual Bonus, page 21

7. In the first full paragraph, you state that the Corporate Bonus Plan reflects your belief that a significant portion of total compensation should be contingent upon both company performance and the executive's contribution to that performance. But, it appears that payments under the plan are based solely upon company performance and that the Compensation and Benefits Committee awards discretionary bonuses based on individual performance. Revise to clarify. Also, please analyze why the contributions and progress of the executives resulted in these discretionary bonus amounts.

8. Revise the Compensation Discussion to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release 33-8732A. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

9. In accordance with Instruction 2 to Item 402(b) of Regulation S-K and Section II.B.1 of Commission Release 33-8732A, revise the Compensation Discussion and Analysis to fully address actions regarding executive compensation that were taken after the end of your last fiscal year. Refer, for example, to the disclosure relating to Mr. Jordan's base salary and the change in performance metrics for the 2007 P-RSU grants.

Summary Compensation Table and Grants of Plan-Based Awards Table, pages 26 and 28

10. With respect to the amount reported in the "Stock Awards" column for Mr. Swan, disclose in a footnote the amount that is attributable to forfeitures.

11. Please refer to Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. With respect to the amounts being reported in column (i), please consider the use of a tabular format which would allow you to consolidate and simplify the text presented in footnote (g).

Agreements Related to Potential Payments Upon Termination of Employment, page 33

12. Please elaborate here or in the Compensation Discussion and Analysis on the basis for the selection of particular triggering events with respect to your severance and change of control obligations. Please see Item 402(b)(2)(xi) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor